1875 K Street, N.W.
Washington, DC 20006-1238
Tel: 202 303 1000
Fax: 202 303 2000

February 21, 2014

VIA EDGAR

Ms. Mary A. Cole

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904 and

Investment Company Act File No. 811-22649)

Post-Effective Amendment Nos. 22 and 23

Dear Ms. Cole:

This letter responds to your comments with respect to the registration statement of the Trust to register shares of the funds below (each a ‘Fund” and collectively the “Funds”) under the Securities Act of 1933 and Investment Company Act of 1940

•	iShares Enhanced International Large-Cap ETF

•	iShares Enhanced International Small-Cap ETF

The comments were provided in a telephone conversation on November 26, 2013. For your convenience, your comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in a Fund’s prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment No. 1: Please include a disclosure in the prospectus for each Fund describing what is meant by “large-capitalization” and “small-capitalization” issuers.

Response: The Trust respectfully submits that the relevant disclosure regarding “large-capitalization” and “small-capitalization” issuers can be found for each Fund under the section titled “More Information About the Fund — Additional Information on Principal Investment Strategies.” “Large-capitalization” issuers are defined as issuers with capitalizations in excess of $3.5 billion and “small capitalization” issuers are defined as issuers with capitalizations of less than $3.5 billion.

Comment No. 2: Please define the term “international” and explain whether each Fund has any minimal investment requirements in non-U.S. securities.

Response: In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (1) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region, (2) securities that are traded principally in a country or region, or (3) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region . The Trust intends to comply with foregoing guidance in defining “international” issuers. Furthermore, while each Fund does not have a minimal investment requirement in non-U.S. securities, each Fund, in accordance with its investment objective, will invest at least 80% of its net assets in equity securities of “international” issuers. The Trust believes that this approach is consistent with the recent guidance given by the Commission of the staff. See the Letter to Mara Shreck, Esq., Associate Counsel, Investment Company Institute, SEC Staff Comments on Fund Names (Rule 35d-1) (June 4, 2012).

Comment No. 3: Please clarify whether investing in emerging markets is a principal strategy of the Fund.

Response: The Trust respectfully submits that at this time each Fund’s investment in emerging markets is not anticipated to constitute a principal investment strategy. Should a Fund’s investment strategy change in the future, the Trust will revise each Fund’s disclosure accordingly.

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The Trust has authorized us to represent on its behalf that, with respect to filings made by the Trust with the SEC and reviewed by the Staff, it acknowledges that:

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Ed Baer

Aaron Wasserman

Michael Gung

Joel Whipple